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                              September 21, 2020

       Geoffrey Strong
       Chief Executive Officer and Director
       Spartan Energy Acquisition Corp.
       9 West 57th Street, 43rd Floor
       New York, New York 10019

                                                        Re: Spartan Energy
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed September 11,
2020
                                                            File No. 001-38625

       Dear Mr. Strong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed September 11, 2020

       Unaudited Pro Forma Condensed Combined financial Information, page 81

   1. You disclose on pages V and 125 that a total of 49,318,959 shares of Class A Common
                                                        Stock will be issued to
the Fisker shareholders pursuant to the terms of the Business
                                                        Combination Agreement.
The footnote to your pro forma common stock shares
                                                        outstanding table on
page 81 appears to indicate that additional shares will also be issued to these shareholders
based on the Closing Cash. Please revise the disclosures as
                                                        appropriate.
       Satisfaction of 80% Test, page 123

   2. We note your response to prior comment 16. Please revise to clarify the "comparable company EBITDA
multiples and revenue multiples" underlying the Board's conclusion and how those multiples
relate to the valuation it assigned to Fisker.
 Geoffrey Strong
Spartan Energy Acquisition Corp.
September 21, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Spartan, page 198

3. Please revise your discussion to provide an analysis of the underlying factors that contributed to material changes in the components of net income. In this regard, we note your G&A expenses and investment income from trust account balances significantly fluctuated between the periods presented. Refer to SEC Release No 33-8350 for guidance.
Spartan Energy Acquisition Corp Unaudited Condensed Financial Statements
Note 8 - Subsequent Events, page F-17

4. You disclose on page 71 that a purported Spartan stockholder filed a putative class action lawsuit on August 31, 2020 in connection with the business combination. Tell us your consideration to include a discussion of this matter in your subsequent events disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameGeoffrey Strong
                                                            Division of
Corporation Finance
Comapany NameSpartan Energy Acquisition Corp.
                                                            Office of
Manufacturing
September 21, 2020 Page 2
cc:       Ramey Layne
FirstName LastName